Mail Stop 4561

September 19, 2007

Ms. Danice Chartrand
Chief Financial Officer
Southern Michigan Bancorp, Inc.
51 West Pearl Street
Coldwater, Michigan 49036

By U.S. Mail and facsimile to (616)752-2500

Re: Southern Michigan Bancorp, Inc.
Amendment No. 1 to Form S-4
Filed September 7, 2007
File No. 333-144562

Dear Ms. Chartrand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Certain Aspects of the Merger, page 4

1.   Please revise to summarize how the acquisition will be funded and provide full details in the main section.   It appears based on the pro forma financial statements on page 59 that the funding is coming from a combination of existing cash and a line of credit. Disclose exactly how you plan to fund the transaction including the details of the line of credit (i.e. counterparty, interest rate). Also,

file as an exhibit any material agreements for the funding of the merger, such as a secured line of credit.

Southern Michigan Bancorp, Inc.

Unaudited Interim Financial Statements

Notes to Unaudited Interim Financial Statements

Note E – Merger with FNB Corporation, page 100

2.   Please revise to discuss the significant terms of the merger agreement.

3.   In addition to our comment above, we noted from your disclosure on page 58 (Note B – Sources of Funds and Purchase Price) that you intend to partially finance the cash payout of the merger through a $9m line of credit. Your disclosure on page 118 (Note I – Other Borrowings) however indicates you have a $2m line of credit that expired in February 2007. Please revise to disclose the significant terms of any new line of credit agreements you may have entered into for the purpose of funding this merger.

Part II
Exhibit 8 -- Tax Opinion

4.   In the penultimate paragraph, clarify whether the representations relied upon are factual.

5.   Eliminate the first sentence of the last paragraph. Shareholders voting on the merger are entitled to rely on the tax opinion.

* * * * * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Schroeder at (202) 551-3294 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3770 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director
Office of Financial Services

cc: Gordon R. Lewis
        Charles Goode
        Warner Norcross & Judd LLP

111 Lyon Street, N.W. Suite 900
Grand Rapides, Michigan 49503-2487